Mail Stop 6010

January 18, 2008

Dr. James S. Kuo
Chief Executive Officer
Duska Therapeutics, Inc.
470 Nautilus Street, Suite 300
La Jolla, California 92037

>   **Re: Duska Therapeutics, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed December 24, 2007**
>   **File No. 333-148311**

Dear Dr. Kuo:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary
The Offering, page 3

1. Please expand the discussion to briefly describe the December 2007 private placements and the terms of the securities sold in this offering. In addition, please expand the discussion in the section entitled Description of Securities to include a more detailed discussion of the convertible notes and related warrants.

2. We note you currently have 50 million shares of common stock authorized for issuance, however the number of shares outstanding, subject to issuance and/or registered under this registration statement exceed the number of authorized shares. In addition, we also note Article 3.5(h) of the Senior Secured Promissory Note requires you to reserve no less than 120% of the number of shares of common stock necessary to effect the conversion of the

notes and all accrued interest. Please advise or revise the disclosure, including risk factor discussion, as may be appropriate.

Executive Compensation, page 50

3. Please update the disclosure to include the 2007 fiscal year.

Dollar value of underlying securities

4. Please provide the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures).

Payments to the investor and affiliates

5. Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

6. Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Potential profits on conversion

7. Please provide tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible notes" means the securities underlying the note that may be received by the persons identified as selling shareholders]:

  - the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;
  - the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:
    - if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

- if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);
- the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;
- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and
- the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

8. If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Total potential profit from other securities

9. Please provide tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:
  - market price per share of the underlying securities on the date of the sale of that other security;
  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;
- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and
- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Comparison of issuer proceeds to potential investor profit

10. Please provide tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible notes transaction;
- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 5;
- the resulting net proceeds to the issuer; and
- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comments 5 and 6.

11. Further, please provide – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 5 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to Comment 6 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Prior transactions between the issuer and the selling shareholders

12. Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;
- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;
- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Comparison of registered shares to outstanding shares

13. Please provide tabular disclosure comparing:

- the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;
- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;
- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

     In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The issuer's intention and ability to make all note payments and the presence or absence of short selling by the selling shareholders

14. Please provide the following information:
- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:
  - the date on which each such selling shareholder entered into that short position; and
  - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Relationships between the issuer and selling shareholders

15. Please provide:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and
- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

   If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The method by which the number of registered shares was determined

16. Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Security Holders" section of the prospectus.

Information regarding institutional selling shareholders

17. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

18. We note that you are registering the sale of 47,235,000 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

See also section D.29 of our Telephone Interpretations Manual.

19. Please note that if this is a primary offering and you are not eligible to use Form S-3 for a primary offering, you will not be able to use Rule 415 to conduct this offering on a shelf basis. A primary offering may be made on a delayed, episodic, or "at the market" basis only if it is eligible to be registered as a primary offering on Form S-3. See Rule 415(a)(1)(x). Accordingly, the discussion should be revised to identify the selling shareholders as underwriters and to include the price at which the underwriters will sell the securities.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call John L. Krug, Senior Counsel, at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Hank Gracin, Esq.
   Lehman & Eilen, LLP
   20283 State Road 7
   Boca Raton, Florida 33498